Filed Pursuant to Rule 433

Registration Nos. 333-223142 and 333-223142-05

Free Writing Prospectus Dated April 1, 2020

Final Term Sheet

PPL CAPITAL FUNDING, INC.

$1,000,000,000

4.125% SENIOR NOTES DUE 2030

Issuer:	PPL Capital Funding, Inc.

Guarantor:	PPL Corporation

Principal Amount:	$1,000,000,000

Trade Date:	April 1, 2020

Settlement Date:	April 3, 2020 (T+2)

Stated Maturity Date:	April 15, 2030

Interest Payment Dates:	Semi-annually in arrears on April 15 and October 15, commencing on October 15, 2020

Annual Interest Rate:	4.125%

Price to Public:	99.966%

Benchmark Treasury:	1.50% due February 15, 2030

Benchmark Treasury Yield:	0.629%

Spread to Benchmark Treasury:	+350 basis points

Yield to Maturity:	4.129%

Optional Redemption:

Prior to January 15, 2030 (the “Par Call Date”), the notes will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be so redeemed (not including any portion of such payments of interest accrued to the date of redemption) to the Par Call Date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, plus, in either of the above cases, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the date of redemption.

On or after the Par Call Date, the notes will be

redeemable at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the date of redemption.

CUSIP / ISIN:	69352P AQ6 / US69352PAQ63

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC CIBC World Markets Corp. Scotia Capital (USA) Inc.
Co-Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Santander Investment Securities Inc. TD Securities (USA) LLC

Ratings*:	Baa2 (Stable) by Moody’s Investor Services, Inc. BBB+ (Stable) by S&P Global Ratings Inc., a division of S&P Global Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.